Filed Pursuant to Rule 424(b)(3)
Registration No. 333-116543

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus Dated October 4, 2004)

deCODE genetics, Inc.

3.5% Senior Convertible Notes Due 2011
and
Shares of Common Stock Issuable Upon Conversion of the Notes

        This prospectus supplement adds to or supersedes similar information contained in the prospectus of deCODE genetics, Inc., dated October 4, 2004, as amended and supplemented from time to time. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The date of this prospectus supplement is February 2, 2005.

        The table of selling securityholders appearing under the caption "Selling Securityholders" on pages 20-26 of the prospectus, as modified by Prospectus Supplement No. 1, is further modified by adding the following person as a selling securityholder:

Name and Address of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Underlying Shares of Common Stock that May be Sold(1)	Percentage of Common Stock Outstanding(2)
UBS AG London F/B/O Hedge Fund Services 100 Liverpool St. London, U.K. EC2M2RH	3,000,000	2.0%	214,285	*
Total(23)(24)	150,000,000	100%	10,714,286	16.4%

*
Less than 1%.

(1)
Assumes conversion of all of the holder's notes at a conversion rate of 71.4286 shares of common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described under "Description of Notes—Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)
Calculated based on shares of common stock outstanding as of December 31, 2004. In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular holder's notes. However, we did not assume the conversion of any other holder's notes.

(23)
Information about other selling securityholders is set forth in the original prospectus and supplements thereto and will be set forth in additional prospectus supplements or amendments to the prospectus, if required.

(24)
The sum of the listed principal amounts of notes beneficially owned by the selling securityholders named in the prospectus and supplements or amendments thereto exceeds $150,000,000 because certain selling securityholders may have transferred notes or otherwise reduced their position prior to selling pursuant to the prospectus, and as a result we received beneficial ownership information from additional selling securityholders. However, the maximum principal amount of notes that may be sold under the prospectus will not exceed $150,000,000.

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